Mail Stop 3561

December 26, 2006

<u>Via U.S. Mail</u>

Mary E. Flad
Jomar Specialties, Inc.
4820 71st Way North
St. Petersburg, FL 33709

Re: Jomar Specialties, Inc.
Registration Statement on Form SB-2
Filed November 29, 2006
File No. 333-139008

Dear Ms. Flad,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that page references are to the copy you provided to us.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement</u>

<u>Cover</u>

1. We note your second paragraph that this prospectus relates to an offering of 1,000,000 shares of Irish Mag, Inc. common stock. Please revise or advise.

2. In the first paragraph you state that affiliated selling security holders will sell their shares at a fixed price of $0.50 per share for the duration of the offering and non-affiliated selling security holders will sell at $0.50 until quoted on the OTCBB or listed on an exchange. Your last paragraph, however, states that the selling security holders may dispose of their shares at "varying prices determined at the time of sale or at negotiated prices." We note similar disclosure on page 16. It is unclear whether all selling security holders would be able to sell their shares at a price other than $0.50 prior to the time you are quoted on OTCBB or listed on an exchange. Furthermore, on page 7 under the subheading "Plan of Distribution" you state that selling security holders must sell at $0.01 unless or until your securities are quoted. Please revise to clarify the terms of the offering throughout the prospectus.

Summary of Prospectus, page 6

3. In the last paragraph, please revise the disclosure of the amount of shares in each block to reflect the post stock-split (40:1) number of shares consistent with the presentation and retroactive adjustment in your financial statements. Please also ensure that all other disclosures of share information throughout the registration statement reflect the shares on a post stock-split basis.

4. Please add narrative to the Statement of Expenses information showing the foregone rent and the absence of salaries to the Flads. It appears that you would not have shown net income for either year without these adjustments.

Summary Financial Information, page 7

5. Please furnish selected financial information for all periods that are presented in the historical financial statements, including the interim (unaudited) financial information.

The Offering, page 7

6. Please revise this section to also describe the 1,000,000 shares of common stock that you will offer.

Risk Factors, page 8

7. Please add a risk factor about the risk that the expenses of being a public company will inhibit the possibility of your being profitable. It should include a good faith estimate of the expenses involved in complying with the requirements for audited financial statements and the possible necessity of D&O insurance.

(4) Because the probability of our developing a large client base, page 8

8. We note your disclosure that "developing a large client base is extremely remote" and that "in all probability any funds spent on [y]our planned expansion may be lost." Please revise to disclose and further discuss the basis for your belief in an appropriate place in your MD&A section.

Selling Security Holders, page 14

9. We note your first sentence that none of your directors or officers will be engaged in any selling efforts on behalf of the selling security holders; however, the two persons that serve as your only officers and directors are the largest selling shareholders. Please revise or advise.

10. Please delete the phrase "To the best of our knowledge" at the beginning of the fifth full paragraph.

11. Please revise to describe how each selling security holder obtained their shares. You can do this in groups, e.g., these with footnote 1 purchased units in the private placement.

12. In your table, please revise your last column to clearly indicate the relationship, if any, the selling security holder has had within the past three years with you or any of your affiliates. Refer to Item 507 of Regulation S-B. We suggest use of footnotes.

13. Please refer to footnote (1) of your table. Please tell why you are assuming that none of the selling security holders will sell their shares in the offering.

Security Ownership of Certain Beneficial Owners and Management, page 19

14. Revise the table to show for each of the Flads, the ownership of the stock of the spouse as well as the stock owned directly. Each may disclaim beneficial ownership of the other in a footnote.

Description of Business, page 22

15. Please revise the fourth paragraph to indicate when the Flads' repurchased the stock.

16. Please revise throughout the business section to clearly describe your business and provide the basis for your assertions for investors. For example, on page 22, please describe why you believe you are a "leader in specialty printing." Also, on page 23 under "(4) Our Competition" please describe what you mean by "the benefit of

advertising via drop-shipment of the product when needed." On page 24, please describe why you believe you will "gain many additional clients" when you begin your marketing campaign.

(12) Our Employees, page 25

17. We note the disclosure that your two officers and principal shareholders, Joseph and Mary Flad, are full time employees paid on an irregular basis here and on page 30. It is unclear whether these individuals were paid any amounts during the financial statement periods, as your Executive Compensation disclosures on page 32 reflect no amounts being paid to these officers. Please either revise the disclosure in the Business and MD&A sections to state that these officers were not paid during the period covered by your financial statements or provide the appropriate amounts they were paid in the Executive Compensation section.

    Furthermore, as you state they are full time employees, the historical financial statements should reflect all costs of operating the business, including compensation expense for the fair value of all the services provided to the company by these officers/principal shareholders. In this regard, the difference between the recorded compensation expense (for the fair value of their services) less any amounts paid to these officers/principal shareholders should be reflected as capital contributions from these individuals in each respective year. In substance, they have foregone compensation through their contribution of these amounts to the company with similar accounting treatment as provided for the foregone rent by these individuals to the company.

    In addition, the notes to the historical financial statements should disclose the methodology on how you estimate the amount of compensation expense for the fair value of services rendered by these officers/principal shareholders in each respective year.

    Please advise and revise, accordingly.

Management's Discussion & Analysis, page 26

18. Please consider expanding your MD&A to include a critical accounting policies section which addresses the following areas:

    - Types of assumptions underlying the most significant and subjective estimates;
    - Sensitivity of those estimates to deviations of actual results from management's assumptions; and
    - Circumstances that have resulted in revised assumptions in the past.

Refer to Release 33-8350 (i.e. FR-72) for guidance. In addition, consider including revenue recognition and accounts receivable as a critical accounting policy.

19. We note your disclosure that as of September 30, 2006 you had working capital of $19,593. It appears from the balance sheet that the excess of current assets over current liabilities is $16,607, which should be the amount of working capital. Please revise your disclosure to state the appropriate amount of working capital. See paragraph 3, Chapter 3A of ARB 43.

Results of Operations – Nine Months Ended September 30, 2006, page 27

20. Please revise to discuss material changes in financial condition and results of operations from the nine months ended September 30, 2006 to the comparable interim period in the preceding year. For example, we note your disclosure that you had an increase in professional fees of over $16,000 and an increase in payroll of over $9,000 but the context of the periods appears to be a comparison to the fiscal year ended December 31, 2005. Also, you state that you have had major increases in legal and accounting expenses and payroll costs, but you do not quantify the amount of the increase or discuss the reasons for the change in expenses.

Results of Operations – December 31, 2005, page 27

21. Please revise to quantify and discuss the reasons for any material changes from period to period in your financial statements. For example, we note your disclosure that the decrease in payroll expenses of $34,000 from December 31, 2004 to December 31, 2005 was a major reason for your return to profitability. Please explain why payroll expenses decreased in 2005.

Interim Financial Statements for the nine months ended September 30, 2006, page 36
General

22. Please revise your interim financial statements as of September 30, 2006 to clearly mark the statements as unaudited financial statements.

Statement of Operations, page 38

23. Please revise to include a statement of operations and statement of cash flows for the comparable period of the preceding fiscal year (i.e., for the nine months ended September 30, 2005). See Rule 310(b) of Regulation S-B.

24. We note your disclosure that on October 15, 2006 you rescinded your Subchapter S election, to be effective as of that date. Please tell us what election you have made to file income taxes subsequent to October 15, 2006 (i.e., C Corporation). Also,

please present pro forma tax and EPS data on the face of the income statement for the latest year and interim period presented to reflect the tax expense that would have been recorded if the S Corporation election had been terminated as of the beginning of the periods presented. See Topic 1.B.2 in the Staff Accounting Bulletins.

25. In addition, please present pro forma information on the face of the balance sheet to reclassify any undistributed earnings or losses to paid-in-capital. Alternatively, if the historical financial statements are updated to a period subsequent to the October 15, 2006 Subchapter S termination, please revise the historical financial statements (rather than pro forma information) to reclassify any undistributed earnings or losses to paid-in-capital. See Topic 4B in the Staff Accounting Bulletins.

26. As described throughout the business and other sections in the Form SB-2, we note you provide specialty printing services to the commercial printing industry. With respect to a service business, a "Cost of Goods Sold" caption is not an appropriate presentation in the statement of operations. Furthermore, reporting by other public registrants in your industry does not provide a "Gross Profit" subtotal in their statement of operations. Generally, printing companies report their revenues and expenses before reporting a profit (loss) measure, such as Net Income (Loss) before Income Taxes. Therefore, we believe you should delete the "Cost of Goods Sold" and "Gross Profit" subtotals and solely report the nature and amount of your expense categories (with a subtotal of all expenses) before reporting any profit (loss) measure. Please revise accordingly.

Statements of Cash Flows, page 40

27. We note your presentation of additional paid in capital as a financing activity on the statement of cash flows. Please revise your statement of cash flows to re-classify this amount as an adjustment to reconcile net income to net cash provided by operations as it appears to represent forgiveness of rent expense which is a non-cash expense related to an operating activity. Also, please revise the notes to your interim financial statements to disclose the nature of this transaction. Similarly, revise the statement of cash flow for the years ended December 31, 2005 and 2004 to appropriately classify the forgiveness of rent expense as an adjustment to reconcile net income to net cash provided by operations.

Notes to the Interim Financial Statements
General

28. Please revise your notes to the interim financial statements to reflect the comments issued on the audited financial statements, as applicable.

Note C - Shareholder Loans, page 41

29. We note from your disclosure in Note C that the shareholder loans are payable on demand. Please revise your balance sheet to classify these amounts as current liabilities. See paragraph 5 of SFAS No. 78.

Audited Financial Statements for the year ended December 31, 2005
Statement of Operations, page 45

30. Please tell us, and disclose in the notes to the financial statements, the nature of the automobile expense line item on the face of the statement of operations. If the amount represents a reimbursement to either of the two full time employees, it should be reflected as other compensation in the Executive Compensation table on page 32. This section should also reflect the compensation for Joseph Flad and any other employees that serve as executive officers. See Item 402 of Regulation S-B.

Statements of Cash Flows, page 47

31. We note your presentation of the termination of the non-compete agreement as an investing activity on the face of the statement of cash flows and the reduction of the remaining non-compete liability as a financing activity on the face of the statement of cash flows. In light of the fact that the cancellation of the non-compete agreement was a non-cash transaction in which amortization expense was recorded for the difference between the carrying amount of the asset and liability, we believe that the statement of cash flows should be revised to present the $4,416 amortization expense as an adjustment to reconcile net income to net cash provided by operations and to remove the non-compete agreement amounts currently presented as investing and financing activities. Also, in regards to the statement of cash flow for the year ended December 31, 2004, please revise to present the $2,000 amortization of the non-compete agreement as an adjustment to reconcile net income to net cash provided by operations and to present the $3,000 payment of the liability as an operating activity.

Notes to the Financial Statements
General

32. We note from disclosures elsewhere in the filing that the Flad family currently owns 61% of the common shares outstanding and currently has the effective power to control the vote on substantially all significant matters without the approval of other stockholders. Please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

Note B. Significant Accounting Policies, page 48
Cash and Cash Equivalents, page 48

33. We note your disclosure that cash and cash equivalents are defined as cash on hand and cash in banks with maturities of one year or less. For purposes of the statement of cash flows, cash equivalents should only be investments with original maturities of three months or less. See paragraph 8 of SFAS 95. Please revise accordingly.

Part II, page 57
Item 26. Recent Sales of Unregistered Securities, page 57

34. Please revise to state the rule(s) under which you claim the exemption for the transactions listed.

Item 28. Undertakings, page 59

35. Please revise to provide the undertaking in Item 512(a)(4) of Regulation S-B.

Signature page, page 60

36. Please revise to provide signatures for your principal executive officer and principal financial officer. Refer to Instructions for signatures on Form SB-2.

Exhibit 5

37. The first paragraph of your legal opinion describes the 2,508,000 shares being registered; however, your legal opinion relates only to the stock that is already issued. Please provide an opinion as to the legality of the issuance of 1,000,000 shares by Jomar Specialities.

38. In the next amendment please delete the fourth paragraph of the opinion.

Other

39. The financial statements should be updated, as necessary, to comply with Rule 3-10 (g) of Regulation S-B at the effective date of the registration statement. With reference to your disclosure in Results of Operations (Nine months ended September, 2006) on page 26 that you expect to generate a net loss in fiscal 2006, please note that you would not meet the condition in section (2)(ii) of this rule and would be required to file updated audited financial statements for the year ended December 31, 2006 if the Form SB-2 is not effective by February 14, 2007.

40. Provide a currently dated consent from the independent public accountant in the amendment.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Diane J. Harrison, Esq.
        Harrison Law, P.A.
        via facsimile: (941) 531-4935